Exhibit 99.1

Genius Sports Limited Announces Filing of Amended Registration Statement on Form F-4 Regarding Certain Amendments to its Previously Announced Warrant Consent Solicitation

LONDON & NEW YORK, December 20, 2022 — Genius Sports Limited (NYSE: GENI) (“Genius” or the “Company”) today announced that it has filed an amended Registration Statement on Form F-4 regarding the amended terms of its previously announced solicitation of consents (the “Consent Solicitation”) to amend certain terms and mechanics related to exercises of warrants in connection with the Consent Solicitation (the “Warrant Amendment”). As previously announced on December 16, 2022, the Company extended the Expiration Date from 11:59 p.m. Eastern Time on December 16, 2022 until 11:59 p.m. Eastern Time on January 19, 2023.

Consistent with the previous announcement, holders of the Company’s warrants will continue to have the ability to exercise on a cashless basis for 0.26 shares per warrant until the Expiration Date. Subject to approval of the Warrant Amendment by holders of the Company’s warrants, any warrants not exercised on or prior to the Expiration Date will be automatically exercised on a cashless basis for an effective delivery of 0.234 ordinary shares per warrant, which is 10% less than the number of shares per warrant to be received by the holders who elect to exercise on a cashless basis on or prior to the Expiration Date. The Company’s ordinary shares and warrants are listed on the New York Stock Exchange under the symbols “GENI” and “GENI WS,” respectively. As of December 16, 2022, a total of 7,668,280 warrants were outstanding.

If approved by holders of at least the 50% of the outstanding warrants, the Warrant Amendment would ensure that there would be no warrants outstanding after January 20, 2023. The purpose of the Consent Solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with greater financial flexibility and providing investors and prospective investors with greater certainty as to the Company’s capital structure.

Amended Mechanics Relating to Exercises in Connection with the Consent Solicitation

If the Consent Solicitation is approved, the exercise price of the warrants will be 74% of the 1-day VWAP of the Company’s ordinary shares on the second trading day prior to the Expiration Date, which is expected to be January 17, 2023 (such day, the “Reference Period”, and such price the “Reduced Exercise Price”). Holders who exercise warrants on or before the Expiration Date can do so on either a cashless basis in order to receive 0.26 ordinary shares per warrant, or by paying cash for the Reduced Exercise Price to receive one ordinary share per warrant.

By delivering consents in the Consent Solicitation, holders will be exercising their warrants at the Reduced Exercise Price, and by exercising their warrants, holders will be consenting to the Warrant Amendment in the Consent Solicitation.

If the Warrant Amendment is Approved

Approval of the Warrant Amendment requires the consent of at least 50% of the holders of the Company’s warrants. If the Warrant Amendment is approved, any warrant that is not exercised on or prior to the Expiration Date will be exercised automatically on a cashless basis on the first trading day following the Expiration Date, at an exercise price that is 76.6% of 1-day VWAP of the Company’s ordinary shares for the Reference Period, resulting in such holders receiving 0.234 ordinary shares per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise on a cashless basis at the Reduced Exercise Price on or prior to the Expiration Date.

If the Warrant Amendment is Not Approved

If the Warrant Amendment is not approved and such condition is not waived, the warrants will retain their current terms and any exercises of warrants by holders at the Reduced Exercise Price will not be consummated and holders will be returned their warrants. The warrants currently have an exercise price of $11.50 per ordinary share and expire on April 20, 2026, subject to certain terms and conditions.

The Company has engaged BofA Securities, Inc. as solicitation agent. D.F. King & Co., Inc. has been appointed as the information and tabulation agent for the Consent Solicitation and Continental Stock Transfer & Trust Company is the Company’s transfer agent. Requests for documents should be directed to D.F. King & Co., Inc. at (800) 370-1749 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: geniussports@dfking.com.

Important Additional Information has been Filed with the U.S. Securities and Exchange Commission

In connection with the Consent Solicitation, the Company has filed with the U.S. Securities and Exchange Commission an amended registration statement on Form F-4/A and an amendment to its tender offer statement on Schedule TO. The registration statement has not yet become effective. Securities may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement becomes effective.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any ordinary shares in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. The Consent Solicitation is being made only through the Schedule TO and prospectus and the complete terms and conditions of the Consent Solicitation are set forth in the Schedule TO and prospectus. Copies of the Schedule TO and prospectus will be available free of charge at the website of the U.S. Securities and Exchange Commission at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at the phone number and email address set forth above.

Holders of the warrants are urged to read the Schedule TO and prospectus carefully before making any decision with respect to the Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Consent Solicitation.

None of the Company, any of its management or its board of directors, or the solicitation agent, the transfer agent or the information and tabulation agent makes any recommendation as to whether or not holders of warrants should consent to the Warrant Amendment in the Consent Solicitation.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Forward-looking statements in this press release may include, for example, statements about the consummation of the Consent Solicitation, the entry into the Warrant Amendment and the effects of the Consent Solicitation on our capital structure. Although the Company believes that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: our ability to successfully complete the Consent Solicitation; the effect of COVID-19 on our business; risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; and other factors included under the heading “Risk Factors” in our filings with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com